

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 8, 2012

Via E-mail
Franklin Evanshen
Chairman of the Board of Directors
WordLogic Corporation
1130 West Pender Street, Suite 230
Vancouver, BC Canada V6E 4A4

> **Re: WordLogic Corporation**
> **Revised Preliminary Proxy Statement on Schedule 14A**
> **Filed on June 1, 2012**
> **File No. 000-32865**

Dear Mr. Evanshen:

We have reviewed your revised Information Statement and have the following comments. Unless otherwise noted, references in this letter to prior comments refer to our letter dated May 31, 2012.

Proposal 6. Approval of the Amended and Restated Articles of Incorporation, page 17

1.   Please revise this section to provide a narrative discussion of the reasons and effects of each of the proposed amendments. For each proposed amendment that represents a change to the existing Articles of Incorporation, please ensure that you describe the difference between the existing provision and the proposed amendment.

2.   In the table on page 18 you include a description of Proposals 4 and 5 as part of Proposal 6. Given that shareholders are voting separately on Proposals 4 and 5, it appears that you should revise to include under each of those Proposals all of the relevant information, including the proposed changes to the Articles of Incorporation. Alternatively, tell us and disclose the legal effect of an approval of Proposal 6, if Proposals 4 and 5 are not approved.

3.   Please file with your proxy materials a copy of your articles that has been marked to show changes as a result of the proposed amendments.

Anti-Takeover Provisions, page 19

4.   You include within Proposal 6 a vote for the election not to be governed by certain provisions of the Nevada Revised Statutes. Given the potential impact of this proposed change to your Articles of Incorporation on the rights of shareholders, please tell us how you determined that including this election as part of Proposal 6 complies with Exchange

Act Rule 14a-4(a) and (b)(1), which requires that you identify clearly each separate matter intended to be acted upon and provide an opportunity to vote on each separate matter presented. Alternatively, revise your proxy statement, including the form of proxy, to present this election as a separate proposal.

5. Please provide us with a detailed analysis of how your proposal not to be governed by the statute you describe is consistent with Nevada laws. In this regard, we note the limitations in Section 78.434 of the Nevada Revised Statutes. In your response, as well as in your disclosure, please specify the statute(s) on which you are relying to support your position.

6. It appears that you should revise your disclosure in the second paragraph to conform to the language of the statute. For example, we note that you do not disclose under part (i) that the vote of the board of directors must occur before the person first became an interested shareholder as set forth in Section 78.438(1)(a) of the Nevada Revised Statutes. Please revise or advise.

Form of Proxy

7. On page 2 you list eight proposals; however, only seven proposals are included in your form of proxy. Please reconcile.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions or comments to Gabriel Eckstein, Staff Attorney, at (202) 551-3286 or, in his absence, to the undersigned at (202) 551-3457.

Sincerely,

/s/ Maryse Mills-Apenteng

Maryse Mills-Apenteng
Special Counsel

cc: Via E-Mail
        Angela M. Fontanini
        Carrillo Huettel, LLP